Prospectus Supplement No. 5 (to Prospectus dated July 26, 2016)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-211949

OFFERING PROSPECTUS

2,083,336 Shares of Common Stock

This prospectus supplement updates and supplements the prospectus dated July 26, 2016 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-211949) (the “Registration Statement”). This prospectus supplement is being filed to update and supplement the information in the Prospectus, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on December 6, 2016 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement relates to the offer and sale of 2,083,336 shares of our common stock, par value $0.001 per share, by the existing holders of the securities named in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is quoted on the New York Stock Exchange under the trading symbol “KDMN.” On December 2, 2016, the last reported sale price of our common stock was $5.00 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 10 of the Prospectus and beginning on page 53 of the Quarterly Report on Form 10-Q filed with the Commission on November 9, 2016, and under similar headings in any further amendments or supplements to the Prospectus before you decide whether to invest in our securities.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 6, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 6, 2016

Kadmon Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37841	27-3576929
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

450 East 29th Street New York, NY		10016
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (212) 308-6000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01	Other Events.

On December 6, 2016, Kadmon Holdings, Inc. (the “Company”) issued a press release announcing encouraging data from its ongoing Phase 2 clinical study of tesevatinib, the Company’s blood-brain barrier penetrant oral tyrosine kinase inhibitor, for the treatment of epidermal growth factor receptor mutation-positive non-small cell lung cancer that has metastasized to the brain and/or the leptomeninges (membranes lining the brain and spinal cord).  The data were presented today in a poster session at the International Association for the Study of Lung Cancer 17th World Conference on Lung Cancer in Vienna, Austria. The full text of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1.

ITEM 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated December 6, 2016, issued by Kadmon Holdings, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kadmon Holdings, Inc.

Date: December 6, 2016	/s/ Konstantin Poukalov
Konstantin Poukalov
Executive Vice President, Chief Financial Officer

Exhibit 99.1

Kadmon Presents Encouraging Data on Tesevatinib in EGFR-Mutated Non-Small Cell Lung Cancer with Brain Metastases and/or Leptomeningeal Metastases

-- Eleven of 13 Enrolled Patients Showed No CNS Disease Progression on Tesevatinib --

-- Additional Studies Planned, Including First-Line Study in Patients with Brain and/or Leptomeningeal Metastases --

NEW YORK, December 6, 2016 – Kadmon Holdings, Inc. (NYSE: KDMN) (“Kadmon” or the “Company”) today announced encouraging data from its ongoing Phase 2 clinical study of tesevatinib, the Company’s blood-brain barrier penetrant oral tyrosine kinase inhibitor, for the treatment of epidermal growth factor receptor (EGFR) mutation-positive non-small cell lung cancer (NSCLC) that has metastasized to the brain and/or the leptomeninges (membranes lining the brain and spinal cord).  The data were presented today in a poster session at the International Association for the Study of Lung Cancer 17th World Conference on Lung Cancer in Vienna, Austria.

Eleven of the first 13 enrolled patients treated with tesevatinib 300 mg QD in this ongoing study did not have central nervous system (CNS) progression on tesevatinib.  Eight of these patients showed an improvement in clinical symptoms, often by Day 14 of treatment.  Intracranial radiological improvement was documented in four patients who had follow-up MRIs.

The study is being conducted in patients who have progressed with brain metastases and/or symptomatic leptomeningeal metastases while on prior therapy with other EGFR inhibitors, as well as in patients with no prior treatment and brain metastases at initial presentation.  Of the 13 enrolled patients, 12 had disease progression while on prior treatment with the EGFR inhibitor erlotinib and radiation therapy to the brain, five of whom had also received other EGFR inhibitors and chemotherapy.  Currently approved EGFR inhibitors have poor brain penetration, limiting their ability to treat intracranial metastases.  The rapid action of tesevatinib on clinical symptoms and shrinkage of tumor volumes demonstrates conclusively that tesevatinib enters the CNS and targets EGFR-driven tumors.

The study was designed specifically to assess the efficacy of tesevatinib in CNS metastases, with full knowledge that these heavily pretreated patients had extensive exposure to other EGFR inhibitors and that tesevatinib therefore may not control peripheral disease well due to the previous development of EGFR inhibitor resistance mechanisms.  Thus, as expected, five of the 12 pretreated patients had peripheral disease progression, while in four of those five patients, tesevatinib controlled CNS lesions.

In addition to the results observed in pretreated patients, one enrolled patient with no prior treatment who presented with brain metastases showed a robust partial response in brain metastases in an MRI taken on Study Day 29 and showed a partial response in both brain metastases and peripheral disease at Study Day 57.  This patient continues on tesevatinib as of Study Day 92. These findings support the notion that tesevatinib monotherapy has the potential to be a first-line treatment in this patient population.

Based on these interim results, Kadmon plans to initiate a randomized, first-line study of tesevatinib monotherapy in patients with EGFR-mutant NSCLC who present with CNS metastases.  In addition, Kadmon will enroll a randomized study of tesevatinib in patients with leptomeningeal metastases who have progressed while on currently approved EGFR inhibitor therapies.

“Unlike other EGFR inhibitors, tesevatinib penetrates the blood-brain barrier to reach metastases in the central nervous system, a sanctuary site for EGFR-driven cancers,” said David Berz, M.D., Ph.D., MPH, clinical oncologist at Beverly Hills Cancer Center and a principal investigator of the study.  “These results indicate that tesevatinib has major therapeutic potential for CNS metastases in the first-line setting as well as in heavily pretreated patients.”

“The dramatic responses observed in a high proportion of these NSCLC patients with intracranial metastases, particularly in difficult-to-treat individuals, support our continued development of tesevatinib for the treatment of metastatic NSCLC,” said Harlan W. Waksal, M.D., President and Chief Executive Officer at Kadmon.  “Based on these encouraging initial results, we believe that tesevatinib as first-line therapy may treat existing CNS metastases as well as potentially prevent the development of new lesions.”

About Kadmon Holdings, Inc.

Kadmon Holdings, Inc. is a fully integrated biopharmaceutical company focused on developing innovative products for significant unmet medical needs.  We have a diversified product pipeline in oncology, autoimmune and fibrotic diseases and genetic diseases.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements may be preceded by the words “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, (i) the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; (ii) our ability to advance product candidates into, and successfully complete, clinical trials; (iii) our reliance on the success of our product candidates; (iv) the timing or likelihood of regulatory filings and approvals; (v) our ability to expand our sales and marketing capabilities; (vi) the commercialization of our product candidates, if approved; (vii)  the pricing and reimbursement of our product candidates, if approved; (viii) the implementation of our business model, strategic plans for our business, product candidates and technology; (ix) the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology; (x) our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties; (xi) costs associated with defending intellectual property infringement, product liability and other claims; (xii) regulatory developments in the United States, Europe and other jurisdictions; (xiii) estimates of our expenses, future revenues, capital requirements and our needs for additional financing; (xiv) the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements; (xv) our ability to maintain and establish collaborations or obtain additional grant funding; (xvi) the rate and degree of market acceptance of our product candidates; (xvii) developments relating to our competitors and our industry, including competing therapies; (xviii) our ability to effectively manage our anticipated growth; (xix) our ability to attract and retain qualified employees and key personnel; and (xx) our ability to achieve cost savings and other benefits from our efforts to streamline our operations and to not harm our business with such efforts. More detailed information about Kadmon and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the U.S. Securities and Exchange Commission (SEC), including the Company's Quarterly Report on Form 10-Q filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, with the SEC on November 9, 2016. Investors and security holders are urged to read these documents free of charge on the SEC's web site at www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact Information

Ellen Tremaine, Investor Relations

646.490.2989

ellen.tremaine@kadmon.com

Maeve Conneighton, Media

212.600.1902

maeve@argotpartners.com